UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 000-24368
CUSIP NUMBER 33938 W 20 6

FORM 12b-25

NOTIFICATION OF LATE FILING

[   ] Form 10-K     [   ] Form 20-F     [   ] Form 11-K     [X] Form 10-Q     [   ] Form 10-D     [   ] Form N-CEN

[   ] Form N-CSR

For period ended:   June 30, 2021

[   ]  Transition Report on Form 10-K

[   ]  Transition Report on Form 20-F

[   ]  Transition Report on Form 11-K

[   ]  Transition Report on Form 10-Q

[   ]  Transition Report on Form N-SAR

For the Transition Period Ended:   _____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I – REGISTRANT INFORMATION

FLEXPOINT SENSOR SYSTEMS, INC.

Full Name of Registrant

12184 SOUTH BUSINESS PARK DRIVE, SUITE C

Address of Principal Executive Office

DRAPER, UTAH 84020

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X]	(a) (b) (c)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable

PART III – NARRATIVE

The Company is unable, without unreasonable effort and expense, to file the Form 10-Q for the period ended June 30, 2021 within the prescribed time period due to its difficulty in obtaining and completing the financial and other information required for such report.

PART IV – OTHER INFORMATION

(1)

Name and telephone number of person to contact in regards to this notification:

Clark M. Mower	801	568-5111
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).     [X] Yes   [   ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the

last fiscal year will be reflected by the earnings statements to be included in the subject report or portion   thereof?    [  ] Yes   [X] No

FLEXPOINT SENSOR SYSTEMS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 16, 2021	By: /s/ Clark M. Mower Clark M. Mower President and Chief Executive Officer